Rule 12g3-2(b) File Number: 825237

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

September 11, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

SUPPL

02 SEP 16 AM 11:45

Re: Rule 12g3-2(b) Exemption – File Number 825237

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder. Our file number is 825237.

According to Rule 12g3-2(b), we enclose herewith the following documents made public and/or sent to the shareholders of the Company:

1. Announcement made public in Hong Kong newspaper on September 11, 2002 regarding the proposed domestic bond issue;
2. Notice of extraordinary general meeting to be held on October 29, 2002; and
3. 2002 Interim Report which was sent to shareholders on September 6, 2002

The documents themselves should be self-explanatory. We hope that you find the documents in order, and thank you for your attention.

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

Sincerely yours,

Wenyao Jiang
Company Secretary
Zhejiang Expressway Co., Ltd.

Cc: Ms. Denise Wong -- Herbert Smith, (852) 2845 9099

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 10:00a.m. on November 15th, 2002 (Friday) at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC") to consider and, if thought fit, pass the following special resolution:

"THAT:

1. the Company be and is hereby authorized, within 12 months from the passing of this resolution, to issue RMB1 billion of domestic corporate bonds to institutional and public investors within the PRC (the "Bond Issue") and to apply for the listing and trading of the bonds on the Shanghai Stock Exchange of the PRC;

2. the approval in paragraph 1 of this resolution is subject to the granting of final approval from the State Development Planning Commission; and

3. the board of directors be and is hereby authorized to handle all the matters relevant to the Bond Issue, including without limitation:

   (1) exercise all the powers of the Company to determine the timing, terms and conditions of the Bond Issue;

   (2) preparation of the prospectus of the Bond Issue;

   (3) execution of the major contracts regarding the use of the proceeds arising from the Bond Issue; and

   (4) all other matters relating to the Bond Issue."

By Order of the Board
Jiang Wenyao
Company Secretary

Hangzhou, Zhejiang Province, the PRC
September 10th, 2002

Notes:

1. **Registration procedures for attending the EGM**

   (1) Holders of H shares ("H Shares") and domestic shares of the Company ("Domestic Shares") intending to attend the EGM should return the reply slip for attending the EGM to the Company by post or by facsimile (address and facsimile numbers are shown in paragraph 5 below) such that the same shall be received by the Company on or before October 25th, 2002.

   (2) A shareholder or his/her/its proxy should produce proof of identity when attending the meeting. If a corporate shareholder appoints a legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative at the meeting.

2. **Proxy**

   (1) A shareholder eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not to be a shareholder.

   (2) A proxy should be appointed by a written instrument signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be notarised.

   (3) To be valid, the power of attorney or any other authorization document(s) (which have been notarised) together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company at

the address shown in paragraph 5 below and, in the case of holders of H Shares, to Hong Kong Registrars Limited located at Rooms 1901-1905, 19th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time designated for the holding of the EGM.

(4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

3. **Closure of Register of Members**

For the purposes of the EGM, the register of members of the Company will be closed from October 16th, 2002 to November 14th, 2002 (both days inclusive), during which no transfer of shares will be registered.

4. **Eligibility for attending the EGM**

Holders of Domestic Shares or H Shares whose names appear on the register of members of the Company at the close of trading on October 15th, 2002 shall have the right to attend the EGM.

Holders of H Shares who intend to attend the EGM must deliver all transfer instruments and the relevant shares certificates to the share registrar for H Shares, Hong Kong Registrars Limited located at Rooms 1712-1716, 17th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, at or before 4:00p.m. on October 15th, 2002.

5. **Miscellaneous**

(1) The EGM will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(2) The address of the Company is at:

19th Floor, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou 310007
People's Republic of China

Telephone No.: (+86)-571-8798 7700
Facsimile No.: (+86)-571-8795 0329

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Proposed Domestic Corporate Bond Issue

Summary

Following a preliminary approval obtained from the State Development Planning Commission (the "SDPC") on 26th August, 2002, Zhejiang Expressway Co., Ltd. (the "Company") intends to make formal application to the SDPC and the Shanghai Stock Exchange of the PRC for the issue of RMB1 billion of corporate bonds (the "Bonds") to institutional and public investors in the PRC (the "Bond Issue") and for listing of the Bonds on the Shanghai Stock Exchange. The Company intends to use the proceeds of the Bond Issue to fund the construction work to widen sections of the Shanghai-Hangzhou-Ningbo Expressway.

Under the Company Law of the PRC and the Company's articles of association, the Bond Issue is subject to the approval of shareholders (including holders of H shares of the Company ("H Shares") and holders of domestic shares of the Company ("Domestic Shares")). An extraordinary general meeting will be held on 15th November, 2002 (the "EGM") at which a special resolution will be proposed to the shareholders of the Company for their consideration and, if thought fit, approval of the Bond Issue. Holders of H Shares and holders of Domestic Shares whose names appear on the register of members of the Company at the close of trading on 15th October, 2002 shall have the right to attend the EGM.

Upon the approval of the Bond Issue by the shareholders of the Company, the issuing of the Bonds will still be subject to the final approval of the SDPC. The timing of the Bond Issue is subject to both the SDPC's final approval and the bond market conditions in the PRC.

Saved as disclosed herein, the directors of the Company (the "Directors") hereby confirm that they are not aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Following a preliminary approval obtained from the SDPC on 26th August, 2002, the Company intends to make formal application to the SDPC and the Shanghai Stock Exchange of the PRC for the issue of RMB1 billion of corporate bonds to institutional and public investors in the PRC and for listing of the Bonds on the Shanghai Stock Exchange. The Company intends to use the proceeds of the Bond Issue to fund the construction work to widen sections of the Shanghai-Hangzhou-Ningbo Expressway.

DETAILS THE BOND ISSUE

The proposed arrangements for the Bond Issue are as follows:

(1) Amount of Bonds to be issued: RMB1 billion.

(2) Target subscribers: Institutional and public investors in the PRC.

(3) Maturity of the Bonds to be issued: 7-15 years.

(4) Interest to be paid: Approximately 3.80% - 4.80% per annum, to be determined based on market demand and negotiations between the underwriters and the Company.

(5) Proposed guarantee for the Bond Issue: One of the domestic commercial banks; the cost for the guarantee is expected to be less than 0.1% per annum.

(6) Listing of the Bonds: the Bonds are proposed to be listed on the Shanghai Stock Exchange.

USE OF PROCEEDS

It is expected that the net proceeds arising from the Bond Issue will amount to approximately RMB980 million. The Directors presently intend to apply the proceeds to fund the construction to widen two sections of the Shanghai-Hangzhou-Ningbo Expressway. Details are as follows:

(1) approximately RMB240 million for funding the remaining construction works to widen the Hongken to Guzhu section; and

(2) the balance for funding the construction to widen the Shensi to Hongken section.

As announced on 10th January, 2001, the Directors initially intended to fund the widening construction works for the two sections by an issue of A shares in the Company in the PRC. For reasons set out under the section headed "Reasons for proposed domestic corporate Bond Issue", the Directors consider that the Bond Issue would be a more preferable source of funding.

The Hongken to Guzhu section of the Shanghai-Hangzhou-Ningbo Expressway is 44 km in length, and the first stage of the construction to widen the expressway is to expand it from the existing four lanes to six lanes. Construction commenced in October 2000 and is expected to complete in four years. The second stage of the construction to widen the Shenshi to Hongken section is a project to expand the 40.4 km section from four lanes to six lanes in respect of the 23.6 km section from Shenshi to Pengbu and the 8.7 km from Xiaoshan to Hongken, and from four lanes to eight lanes in respect of the 8.1 km section from Pengbu to Xiaoshan. Construction is expected to commence at the end of 2002 with construction completing in 2005.

IMPACT OF THE BOND ISSUE ON THE CAPITAL STRUCTURE OF THE COMPANY

On the basis of the estimated net proceeds arising from the Bond Issue, the Company's capital structure as at 30th June, 2002 and after the completion of the Bond Issue are as follows:

	As at 30th June, 2002	**After the Bond Issue**
	RMB million	*RMB million*
Total Debt	3,315	4,315
Total Asset	14,607	15,587
The ratio of Total Debt to Total Asset	22.7%	27.7%

REASONS FOR PROPOSED DOMESTIC CORPORATE BOND ISSUE

The Directors believe that the Bond Issue is in the interests of the Company and will be beneficial to the improvement of the shareholder's return on their investment. The Directors believe that the cost of debt financing is much lower than that of equity financing, thus preferring debt financing over equity financing in general. A corporate bond issue has the lowest cost of financing, compared with bank loans and other financing tools currently available. The interest rate for the Bonds is below 5% per annum, whereas the current basic interest rates of bank loans in the PRC for 6 months, 12 months, 3 years and 5 years are 5.04%, 5.31%, 5.49% and 5.58% per annum, respectively. Furthermore, the Bond Issue will raise the total debt to total asset ratio of the Company, which in turn will improve the return of equity of the Company.

EXTRAORDINARY GENERAL MEETING

Under the Company Law of the PRC and the Company's articles of association, the Bond Issue is subject to the approval of shareholders (including holders of H Shares and holders of Domestic Shares). An EGM will be held on 15th November, 2002 at which a special resolution will be proposed to the shareholders of the Company for their consideration and, if thought fit, approval of the Bond Issue. The Company will dispatch a notice of the EGM to the shareholders of the Company informing the exact date and venue of convening the EGM. Upon the approval of the Bond Issue at the EGM, the Bond Issue will still be subject to the final approval of the SDPC, and the approval of the Shanghai Stock Exchange for the listing of and dealing in the Bonds on the Shanghai Stock Exchange.

For the purposes of EGM, the register of members of the Company will be closed from 16th October, 2002 to 14th November, 2002 (both days inclusive), during which no transfer of shares will be registered. Accordingly, holders of H Shares and holders of Domestic Shares whose names appear on the register of members of the Company at the close of trading on 15th October, 2002 shall have the right to attend the EGM.

Holders of H Shares who intend to attend the EGM must deliver all transfer instruments and the relevant share certificates to the share registrar for H Shares, Hong Kong Registrars Limited, located at Shops 1712-1716, 17th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, at or before 4:00 p.m. on 15th October, 2002.

GENERAL INFORMATION

Saved as disclosed herein, the Directors confirm that they are not aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

By Order of the Board
Zhejiang Expressway Co., Ltd.
JIANG Wenyao
Company Secretary

10th September, 2002, Hangzhou

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Reply Slip for Extraordinary General Meeting

I(We) ____

of ____ ,

Telephone number: ______________ and Fax number:______________ ,

being the holder(s) of ______________________ H Share(s)/Domestic Share(s)* of Zhejiang Expressway Co., Ltd. (the "Company") hereby confirm that I(we) wish to attend or appoint a proxy to attend (on my (our) behalf) the extraordinary general meeting (the "EGM") to be held at 10:00a.m. on November 15th, 2002 (Friday) at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China (the "PRC").

Signature: ______________________

Date: ______________________

Note: Eligible shareholders who wish to attend the EGM are advised to complete and return this reply slip to the Company at 19th Floor Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the PRC by post or by facsimile (Fax no.: (+86)-571-8795 0329) such that the same shall be received by the Company on or before October 25th, 2002. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

* *Please delete as appropriate.*

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Proxy Form for Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/ Domestic Shares*

I (we) (Note 2) ____________________

of ____________________ ,

being the holder(s) of (Note 1) ____________________ H Share(s)/Domestic Share(s)* of

Zhejiang Expressway Co., Ltd. (the "Company") now appoint (Note 3) ____________________

____________________ (I.D. No.: ____________________

of ____________________)

or, failing him, the chairman of the meeting as my (our) proxy to attend and vote for me (us) on the special resolution in accordance with the instruction(s) below and on my (our) behalf at the extraordinary general meeting of the Company ("EGM") to be held at 10:00a.m. on November 15th, 2002 (Friday) at 18th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, the People's Republic of China ("the PRC") for the purpose of considering and, if thought fit, passing the resolution as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolution at his own discretion (Note 4).

Special Resolution:	For (Note 4)	Against (Note 4)
"THAT: 1. the Company be and is hereby authorized, within 12 months from the passing of this resolution, to issue RMB1 billion of domestic corporate bonds to institutional and public investors within the PRC (the "Bond Issue") and to apply for the listing and trading of the bonds on the Shanghai Stock Exchange of the PRC; 2. the approval in paragraph 1 of this resolution is subject to the granting of final approval from the State Development Planning Commission; and 3. the board of directors be and is hereby authorized to handle all the matters relevant to the Bond Issue, including without limitation: (1) exercise all the powers of the Company to determine the timing, terms and conditions of the Bond Issue; (2) preparation of the prospectus of the Bond Issue; (3) execution of the major contracts regarding the use of the proceeds arising from the Bond Issue; and (4) all other matters relating to the Bond Issue."		

Date: ____________________ , 2002 Signature: ____________________ (Note 5)

Notes:

1. Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).
2. Please insert full name(s) and address(es) in **BLOCK LETTERS**.
3. Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.
4. Attention: If you wish to vote **FOR** any resolution, please indicate with a "√" in the appropriate space under "**For**". If you wish to vote **AGAINST** any resolution, please indicate with a "√" in the appropriate space under "**Against**". In the absence of any such indication, the proxy will vote or abstain at his discretion.
5. This form of proxy must be signed under hand by you or your attorney duly authorized in that behalf. If the appointor is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.
6. This form of proxy together with the power of attorney or other authorization document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company at 19th Floor, Zhejiang World Trade Center, 15 Shuguang Road, Hangzhou 310007, People's Republic of China and in the case of a holder of H Share(s), to Hong Kong Registrars Limited at Rooms 1901-1905, 19th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, at least 24 hours before the time designated for the holding of the EGM.

* *Please delete as appropriate.*

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.



Pursue Excellence, Enhance Value.

2002 Interim Report

CONTENTS

2002 Interim Results (Unaudited)

The directors ("Directors") of Zhejiang Expressway Co., Ltd. (the "Company") are pleased to present the unaudited consolidated operating results of the Company and its subsidiaries (collectively the "Group") for the six months ended June 30, 2002 (the "Period"), prepared in conformity with accounting policies generally accepted in Hong Kong with the basis of preparation as stated in Note 1 under the "Notes to Condensed Financial Statements".

During the Period, turnover for the Group grew by 32.1% to reach Rmb995,983,000, and net profit from ordinary activities attributable to shareholders grew by 21.2% to reach Rmb446,018,000. Earnings per share for the Period was Rmb10.3 cents, representing an increase of 21.2% over the same period in 2001. The overall performance of the Group during the Period has met the Directors' most optimistic expectations.

Recommendation has been made for the payment of an interim dividend of Rmb4.0 cents per share in respect of the Period. The recommendation is subject to approval at the extraordinary general meeting of the shareholders of the Company to be held on October 15, 2002.

Business Review

Driven by a 12% GDP growth rate in Zhejiang Province of the PRC, the highest growth rate for the province since the onset of the Asian financial crisis in 1997, turnover for the Group grew strongly by 32.1% during the Period to reach Rmb995,983,000, and net profit from ordinary activities attributable to shareholders grew by 21.2% to reach Rmb446,018,000.

The core business of toll road operations, which are entirely located within Zhejiang Province of the PRC, remained the mainstay of the Group's operations, contributing to 96.7% of the Group's turnover during the Period.

Toll Road Operations

On the back of strong regional economic growth, increasingly enhanced expressway networks, a surge in passenger car sales to private owners, and effective management measures by the Company, toll income achieved by the Group grew by 30.3% during the Period to reach Rmb1,016,459,000.

Among the two major road projects, average daily full trip traffic volume and toll income on the 248 km Shanghai-Hangzhou-Ningbo Expressway grew by 20.5% and 28.0% respectively, while those of the 142 km Shangsan Expressway grew by 37.4% and 40.3% respectively.

The new vehicle classification policy adopted in mid-2001 continued to result in a higher growth rate in toll income relative to traffic volume for the first half of 2002. The new policy was aimed at prohibiting larger vehicles from being classified as smaller ones that would have paid less in toll charges.

Being the most recent one among the expressways operated by the Group to fully open to traffic, Shangsan Expressway achieved the highest rate of growth both in traffic volume and in toll income, partly because of a lower basis of comparison, and partly because of the province-wide centralized toll collection and distribution system which has enhanced the network effect of expressways.

Traffic volume growth on the Jiaxing section of the Shanghai-Hangzhou-Ningbo Expressway further benefited from a diversion of traffic, especially for larger vehicles, from parallel national roads onto the expressway after toll rates on certain section(s) of these national roads were raised during the first half of the year.

The opening to traffic of Northern Hangzhu Ring Road at the beginning of the year brought a surge in traffic volume and toll income on the 9.45km Shida Road, helping Hangzhou Shida Highway Co., Ltd. ("Shida Co"), a 50% jointly-controlled entity of the Company, to achieve a net profit of Rmb276,000. This is the first time that the jointly-controlled company made a profit since its establishment in 1999.

Other Business Operations

Rapid growth in traffic volume on expressways operated by the Group brought increasing demand for services in the service areas along the expressways. Among the five service areas operated by the Group, collective turnover for the Period reached Rmb30.55 million, representing an increase of 188.8% as compared to the same period in 2001, while net profit was Rmb4.94 million, representing an increase of 171.8%.

Growth in retail sale of petroleum products for Zhejiang Expressway Petroleum Development Co., Ltd., a 50% owned associate of the Company, was accompanied by a sharp reduction in its wholesale business, reflecting both opportunities and challenges brought by China's entry into the World Trade Organization. Turnover during the Period was approximately Rmb301.63 million, and net profit achieved was Rmb2.97 million, representing an increase of 212.1%.

In addition to continuing to build billboards along the Shanghai-Hangzhou-Ningbo Expressway, Zhejiang Expressway Advertising Co., Ltd., a 70% owned subsidiary of the Company, kick-started its business operation along Shangsan Expressway in the first half of this year with greater expansion of business operations expected to come in the second half of the year. During the Period, turnover was approximately Rmb10.81 million while net profit was Rmb2.65 million, representing a decrease of 33.3% due to increasing maintenance cost and decreasing gross profit margins.

JoinHands Technology Co., Ltd., a 27.58% owned associate of the Company, further expanded its technological expertise into design and consulting services for logistic centers. Turnover generated during the Period from its production and sale of POS (point-of-sale) equipment, as well as from the marketing of its two-dimensional coding technology in the tobacco and power industry was Rmb8.54 million, while net profit decreased by 20.9% to reach Rmb460,000.

Expansion Works

As of the end of June 2002, the first stage of the project to widen the Shanghai-Hangzhou-Ningbo Expressway (totaling approximately 44 km) progressed ahead of schedule, with successful completion and opening to traffic of two trial sections, each 2km in length, on June 18, 2002. As construction took place along the two sides of the expressway off the traveled lanes, impact to moving traffic has been negligible.

Preparation for the second stage of the widening project, which totals approximately 40km, has been underway, and construction is expected to commence before the end of the year. Total budget for the second-stage expansion works is approximately Rmb1,055 million.

Due to the fact that the Company's plan to issue domestic ordinary shares to the public for the funding of the first and second-stage widening projects was not implemented, the Directors intend to seek alternate funding sources for the widening works, with a preference for debt financing over equity financing.

Financial Analysis

There had been no material changes to the Company's funding and treasury policies during the Period.

Earnings per Share

Since the listing of its shares, the Company has maintained an annual growth in earnings per share (namely profit distributable to shareholders over number of shares issued) of more than 10% for five consecutive years. With further enhancements in the profitability of the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway, the core assets of the Company, earnings per share for the Period amounted to Rmb10.3 cents, representing a year-on-year growth of 21.2%.

Return on Equity

Return on equity (profit distributable to shareholders as a fraction of share capital) is an important indicator of investment return for the Company's shareholders. Maximizing return on equity has always been a priority of the Company. The return on equity for the Period was 4.7%, representing an increase of 0.6 percentage points over the corresponding period in 2001.

The Directors believe that the best way to return value to shareholders is to maintain steady growth in earnings per share and return on equity, which are the most direct indicators of the Company's performance.

Financial Gains

Financial gains represented gains in capital value mainly as a result of the Group's effective management of funds through financial management strategies. Financial gains specifically include interest income, exchange gains and short-term investment gains.

Foreign currencies held by the Group, including US Dollar, Euro and HK Dollar, are all held as deposits with various commercial banks. The substantial reduction in the Company's cash and cash equivalents after the advanced repayment of the World Bank loans for the Hangzhou-Ningbo Expressway in July 2001, coupled with a declining US Dollar interest rate, resulted in significantly less interest income for the Company during the Period.

As a means of cash management, the Group's short-term investment strategy in the first half of the year was largely oriented towards risk control. Close to 90% of the Group's cash was held in treasury bonds and corporate bonds while investments in securities funds were reduced. However, yields generated from such investments were also significantly reduced.

	For the six months ended June 30	
	2002	2001
	Rmb'000	Rmb'000
Interest income	**7,147**	29,848
Revenue from short term investments	**37,382**	74,819
Exchange gains	**1,962**	53,172*
Total	**46,491**	157,839

* The sizable exchange gain in 2001 was the result of an early repayment of a World Bank loan in July 2001, a one-off event.

Financial Resources

As at June 30, 2002, the Group held Rmb1,940,270,000 in cash and cash equivalents, time deposits and short-term investments, with cash and cash equivalents accounting for 21.4%, time deposits for 23.0% and short-term investments for 55.6%.

	As at June 30, 2002 Rmb'000	As at December 31, 2001 Rmb'000
Cash and cash equivalents	**415,478**	434,771
Renminbi	**412,529**	365,110
US dollar equivalent	**2,566**	7,393
Euro equivalent	**377**	56,991
HK dollar equivalent	**6**	5,277
Fixed deposits	**446,812**	384,255
Renminbi	**229,850**	260,579
US dollar equivalent	**204,916**	92,731
Euro equivalent	**0**	24,259
HK dollar equivalent	**12,046**	6,686
Short term investments	**1,077,980**	1,012,186
Renminbi	**1,077,980**	1,012,186
Total	**1,940,270**	1,831,212
Renminbi	**1,720,359**	1,637,875
US dollar equivalent	**207,482**	100,124
Euro equivalent	**377**	81,250
HK dollar equivalent	**12,052**	11,963

The average interest rates for bank deposits in RMB, US Dollars, Euro and Hong Kong Dollars during the Period were approximately 1.1%, 3.4%, 0.7% and 1.5%, respectively. The average yield of short-term investments was approximately 7.6%.

Financial Resources (Cont'd)

Furthermore, the domestic commercial banks have given the Group available credit to the amount of approximately Rmb3,050 million. As of June 30, 2002, the Group has credit line on reserve to the amount of approximately Rmb1,200 million.

The Directors do not expect to experience any problem with liquidity in the foreseeable future.

Borrowings and Debt Repayment Ability

The structure of the Group's portfolio of interest-bearing bank loans was changed as a result of the early repayment of the World Bank loans by the Company in July 2001. As at June 30, 2002, borrowings with floating interest rates amounted to Rmb911,983,000, a 2.5% reduction compared to the end of 2001, while borrowings with fixed interest rates amounted to Rmb2,402,600,000, an increase of 14.8% over that at the year-end of 2001.

		Maturity profiles		
	Gross amount Rmb'000	**Within 1 year Rmb'000**	**2-5 years inclusive Rmb'000**	**Beyond 5 years Rmb'000**
Floating rates				
World Bank loan	911,983	42,710	353,610	515,663
Fixed rates				
Commercial bank loans	1,970,000	1,670,000	300,000	
Corporate bonds	200,000		200,000	
Government loans	232,600	27,000	200,800	4,800
Total as at June 30, 2002	3,314,583	1,739,710	1,054,410	520,463
Total as at December 31, 2001	3,029,009	1,620,778	842,492	565,739

Borrowings and Debt Repayment Ability (Cont'd)

The People's Bank of China lowered the interest rate for domestic commercial bank loans again during the Period. Consequently, the interest rate of commercial bank loans of the Group was lowered to a range between 4.54% and 4.94%, with an average rate of 4.60%. The interest rate of the US Dollar loan extended by the World Bank was lowered to 5.01% as affected by movements in LIBOR. Save as the aforesaid, the interest rates of the Group's corporate bonds and those of government loans were not materially different compared to those applicable in 2001.

Interest expenses during the Period amounted to approximately Rmb83,544,000, whereas profit before interest and taxation amounted to approximately Rmb795,754,000, giving rise to a profit to interest ratio (profit before taxation and interest to interest expenses) of 9.5 (corresponding period in 2001: 5.0).

Capital Structure

There have been no significant changes in the Group's capital structure and gearing ratios since the end of 2001. With the smooth progress of the widening works of the Shanghai-Hangzhou-Ningbo Expressway and the commitments in other capital expenditure, the Group will capitalize on the current opportunities for debt financing as appropriate, with a view to improving the Group's existing capital structure and to lower its capital costs.

Capital Expenditure: Commitments and Utilization

As at June 30, 2002, capital expenditure commitments planned by the Group and the Company for widening of the Shanghai-Hangzhou-Ningbo Expressway, completion of the remaining works at the Shangsan Expressway, and acquisition of additional interests in subsidiary companies, among others, amounted to Rmb3,029,800,000 and Rmb2,509,100,000, respectively. Based on the progress of capital expenditure in relevant projects, capital expenditure of Rmb636,800,000 was utilized during the Period.

	As at June 30, 2002	
	Group	**Company**
Details of committed capital expenditures	**Rmb million**	**Rmb million**
1st stage of the project to widen the Shanghai-Hangzhou-Ningbo Expressway	273.6	273.6
2nd stage of the project to widen the Shanghai-Hangzhou-Ningbo Expressway	1055.0	1055.0
Acquisition of additional 18.4% equity interest in Shangsan Co	485.0	485.0
Remaining construction works of the Shangsan Expressway	485.3	
Construction works under contract No. 11 of the Shanghai-Hangzhou Expressway	35.4	
Acquisition of additional stake in Shangsan Co	302.8	302.8
Acquisition of additional stake in Jiaxing Co	387.0	387.0
Others	5.7	5.7
Total	3,029.8	2,509.1

Contingent Liabilities and Pledge of Assets

Save for a guarantee provided by the Company in favor of Shida Co, a jointly controlled entity, in respect of a commercial bank loan of Rmb30 million extended to that entity from September 2001 and maturing in September 2007, the Group had not provided any other pledges or guarantees to any other third parties as at June 30, 2002.

Foreign Exchange Exposure

The Group's liabilities in foreign currencies mainly represent a World Bank loan of approximately US$113 million borrowed for the construction of the Zhejiang section of the Shanghai-Hangzhou Expressway. In addition, dividends for H Shares payable by the Company are settled in HK Dollars.

The Group is currently holding deposits in foreign currencies amounting to US$26,570,000, mainly for the purpose of hedging foreign exchange risks. While the Directors do not anticipate any material foreign exchange risks for the Group given substantial reduction of the Group's liabilities in foreign currencies compared to the corresponding period in the previous year, there can be no assurance that foreign exchange risks will not affect the operating results of the Group.

Human Resources

The number of employees employed by the Group and the Group's remuneration, incentive and training policies have not changed significantly during the Period.

Outlook

The Directors expect that the strong momentum in traffic volume growth on the expressways operated by the Group will continue into the second half of the year, as prospects for continued robust economic growth for Zhejiang Province and its neighboring region of the PRC remain positive.

Since certain sections of the Shanghai-Hangzhou-Ningbo Expressway have been in service for more than six years, according to the Company's maintenance schedule, a major road surface overlay will be performed over these sections starting from the second half of this year to continue into the next. For sections of expressway undergoing overlay this year, the relevant cost is estimated to be approximately Rmb155 million. Though there may be inconveniences, the overlay itself is not expected to impede normal traffic flow significantly.

As we approach the end of the year, more expressways are slated to be completed and opened to traffic within Zhejiang Province. While the opening to traffic of Eastern Hangzhou Ring Road is expected to divert some traffic away from the Yuhang and Hangzhou section of the Shanghai-Hangzhou-Ningbo Expressway, the opening to traffic of other expressways is expected to enhance the network effect, further contributing to traffic volume growth on the expressways operated by the Group.

In response to projected increase in demand for ancillary services in the service areas, especially following the widening of the expressways, the Company intends to expand its ancillary business operations alongside its expressways to tap the growth potentials offered by the rapidly growing traffic volume, thereby further enhancing returns provided by these expressways.

Disclosure of Interests and Other Matters

Establishment of Level I American Depositary Receipt Program

On February 14, 2002, a Level I American Depositary Receipt (the "ADR") program sponsored by the Company in respect of its H shares, with the Bank of New York as depositary, was established in the United States and became effective. Each of the American Depositary Shares (the "ADSs") evidenced by the ADRs represents 30 deposited H shares of the Company. The ADSs are traded on the over-the-counter market in the United States.

Purchase, Sale or Redemption of the Company's Shares

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the Period.

Shareholdings of Directors and Supervisors

As at June 30, 2002, none of the Directors, chief executive or supervisors of the Company or their respective associates had any interest in the share capital of the Company or any of its associated corporations (as defined in Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)(the "SDI Ordinance")) according to the register maintained by the Company pursuant to Section 29 of the SDI Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

During the Period, neither the Company nor any of its subsidiaries had made any arrangements which would enable the Directors, chief executive or supervisors of the Company or their respective spouses or children under the age of 18 to subscribe for equity or debt securities of the Company or any of its associated corporations (as defined in the SDI Ordinance). No rights to subscribe for equity or debt securities of the Company had been granted to any person during the Period.

Substantial Shareholders

As at June 30, 2002, the following shareholders held 10% or more of the share capital of the Company according to the register of interests in shares required to be kept by the Company pursuant to Section 16(1) of the SDI Ordinance:

The Group's Substantial Shareholders

Name	Number of shares	Percentage
Zhejiang Communications Investment Group Co., Ltd.	2,432,500,000 (domestic shares)	56.01%
Huajian Transportation Economic Development Center	476,760,000 (domestic shares)	10.98%
HKSCC Nominees Limited	1,407,842,499 (H shares)	32.42%

Save as disclosed above, no person had registered an interest in the share capital of the Company that was required to be recorded pursuant to Section 16(1) of the SDI Ordinance.

Compliance with Code of Best Practice

The Company was not able to hold a full board meeting during the Period. Except for the above, the Directors are not aware of any information that would reasonably indicate that the Company is not, or was not for any part of the Period, in compliance with the Code of Best Practice set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange.

Appreciations

I would like to congratulate the new management team, led by Mr. FANG Yunti, General Manager of the Company, for a job well done, and thank all the employees of the Company for their contribution and support to the new management.

By Order of the Board
GENG Xiaoping
Chairman

Hangzhou, August 20, 2002

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

		For the six months ended June 30	
		2002	2001
	Notes	**Rmb'000**	Rmb'000
Turnover	2	**995,983**	754,113
Operating cost		**(220,281)**	(162,394)
Gross profit		**775,702**	591,719
Other revenue	3	**65,392**	170,439
Administrative expenses		**(28,091)**	(25,981)
Other operating expenses		**(20,671)**	(9,978)
Profit from operating activities	2,4	**792,333**	726,199
Finance costs		**(83,544)**	(141,914)
Share of profit of associates		**2,791**	16,627
Share of profit of a jointly- controlled entity		**630**	(1,151)
Profit before taxation		**712,210**	599,761
Tax	5	**(212,896)**	(176,737)
Profit before minority interests		**499,314**	423,024
Minority interests		**(53,296)**	(55,125)
Net profit from ordinary activities attributable to shareholders		**446,018**	367,899
Transfer to reserves		**—**	2,424
Interim dividends	6	**173,725**	130,293
Earnings per share (Rmb cents)	7	**10.3**	8.5

Condensed Consolidated Balance Sheet

	Notes	**As of June 30, 2002 Rmb'000 Unaudited**	As of December 31, 2001 Rmb'000 Audited
Non-current assets			
Fixed assets	8	**12,013,659**	12,031,012
Interest in a jointly-controlled entity		**54,146**	54,082
Interests in associates		**158,116**	156,909
Expressway operating rights		**218,056**	223,345
Long term investments		**32,834**	32,867
Long term receivables		**10,320**	9,030
Goodwill		**103,022**	19,810
		12,590,152	12,527,055
Current assets			
Short term investments		**1,077,980**	1,012,186
Inventories		**2,667**	1,274
Trade receivables	9	**20,434**	54,219
Other receivables		**53,875**	63,778
Cash and cash equivalents		**862,290**	819,026
		2,017,246	1,950,483
Current liabilities			
Trade payables	10	**150,401**	240,818
Profit tax payable		**171,235**	95,229
Other taxes payable		**5,379**	23,219
Other payables and accruals		**239,743**	157,326
Interest-bearing bank and other borrowings		**1,739,710**	1,620,778
		2,306,468	2,137,370
Net current liabilities		**(289,222)**	(186,887)
Total assets less current liabilities		**12,300,930**	12,340,168

CONDENSED CONSOLIDATED BALANCE SHEET (CONT'D)

	Notes	As of June 30, 2002 Rmb'000 Unaudited	As of December 31, 2001 Rmb'000 Audited
Non-current liabilities			
Interest-bearing bank and other borrowings		**1,374,873**	1,208,231
Long term bonds		**200,000**	200,000
Other long term liabilities		**12,474**	8,694
Deferred tax		**179,010**	131,533
		1,766,356	1,548,458
Minority interests		**1,103,493**	1,502,629
		9,431,081	9,289,081
Capital and reserves			
Issued capital		**4,343,115**	4,343,115
Reserves		**4,914,241**	4,641,948
Recommended interim dividend		**173,725**	304,018
		9,431,081	9,289,081

Condensed Consolidated Cash Flow Statement (Unaudited)

	For the six months ended June 30	
	2002	2001
	Rmb'000	Rmb'000
		(Re-stated)
Net cash inflow from operating activities	**908,918**	686,024
Net amount of taxation paid and refunded	**(214,900)**	(120,588)
Net cash out flow from investing activities	**(518,523)**	(443,738)
Net cash inflow before financing activities	**175,495**	121,698
Net cash inflow from financing activities	**(146,896)**	(30,259)
Increase in cash and cash equivalents	**28,599**	91,439
Cash and cash equivalents at the beginning of the Period	**739,926**	1,323,513
Net exchange gains	**1,299**	53,172
Cash and cash equivalents at the end of the Period	**769,824**	1,468,124
Analysis of cash and cash equivalents		
Cash and bank balances	**415,478**	377,227
Time deposits with original maturity of less than 3 months	**354,346**	1,090,897
	769,824	1,468,124

Condensed Statement of Changes in Equity (Unaudited)

For the six months ended June 30, 2002

	Share capital Rmb'000	Share premium account Rmb'000	Capital/ (goodwill) reserve Rmb'000	Statutory surplus reserve Rmb'000	Public welfare fund Rmb'000	Retained profits Rmb'000	Total Rmb'000
As at January 1, 2002	**4,343,115**	**3,645,726**	**(352,860)**	**415,298**	**190,764**	**743,020**	**8,985,063**
Net profit for the Period	—	—	—	—	—	**446,018**	**446,018**
Transfer for/(to) reserves	—	—	—	—	—	—	—
Proposed interim dividend	—	—	—	—	—	**(173,725)**	**(173,725)**
As at June 30, 2002	**4,343,115**	**3,645,726**	**(352,860)**	**415,298**	**190,764**	**1,015,313**	**9,257,356**

For the six months ended June 30, 2001

	Share capital Rmb'000	Share premium account Rmb'000	Capital/ (goodwill) reserve Rmb'000	Statutory surplus reserve Rmb'000	Public welfare fund Rmb'000	Retained profits Rmb'000	Total Rmb'000
As at January 1, 2001	4,343,115	3,645,082	(352,860)	285,031	128,002	609,747	8,658,117
Net profit for the Period	—	—	—	—	—	367,899	367,899
Transfer for/(to) reserves	—	—	—	2,424	—	(2,424)	—
Proposed interim dividend	—	—	—	—	—	(130,293)	(130,293)
As at June 30, 2001	4,343,115	3,645,082	(352,860)	287,455	128,002	844,929	8,895,723

NOTES TO CONDENSED FINANCIAL STATEMENTS

1. Accounting Policies

The condensed consolidated interim financial statements are prepared in accordance with the Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" and the relevant disclosure requirements as stipulated in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The accounting policies and the basis of preparation adopted are consistent with those adopted in the financial statements of the Group for the year ended December 31, 2001 except in relation to SSAP1 (Revised) and SSAP15 (Revised).

The Group has complied with SSAP1 (Revised) and SSAP15 (Revised) for the first time in this interim reporting period. As a result, a condensed consolidated statement of changes in equity is presented and the comparatives of the condensed consolidated cash flow statement for the six months ended June 30, 2001 have been restated to reflect the requirements of the SSAP.

2. Turnover and Segment Information

During the Period, the principal activities of the Group did not change. The principal activities by operating results are summarized as follows:

	For the six months ended June 30			
	2002		2001	
	Turnover	**Profit contribution**	Turnover	Profit contribution
	Rmb'000	**Rmb'000**	Rmb'000	Rmb'000
Segment by business activities				
Toll	**963,081**	**764,022**	740,122	583,696
Advertising	**11,547**	**5,675**	9,444	6,563
Service areas	**21,355**	**6,005**	4,547	1,460
	995,983	**775,702**	754,113	591,719
Others		**65,392**		170,439
Administrative expenses		**(28,091)**		(25,981)
Other operating expenses		**(20,671)**		(9,978)
Profit from operating activities		**792,333**		726,199

No further analysis of the turnover and profit from operating activities by geographical segment was prepared as the turnover and profit from operating activities of the Group were all generated from Zhejiang Province, the PRC during the Period.

3. Other Revenue

	For the six months ended June 30	
	2002	2001
	Rmb'000	Rmb'000
Revenue from short-term investments	**37,382**	74,819
Interest income	**7,147**	29,848
Rental income	**4,351**	1,809
Trailer income	**4,620**	4,039
Exchange gain	**1,962**	53,172
Others*	**9,929**	6,752
Total	**65,392**	170,439

* Include revenue from sale of gasoline and other merchandises at service areas.

4. Profit from Operating Activities

The Group's profit from operating activities is arrived at after charging:

	For the six months ended June 30	
	2002	2001
	Rmb'000	Rmb'000
Depreciation	**109,288**	96,879
Amortisation of expressway operating rights	**4,350**	4,350
Amortisation of goodwill	**5,481**	1,246
Staff costs	**31,833**	32,420

5. Taxation

According to the relevant regulations of taxation in the PRC, Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co"), a 63% owned subsidiary of the Company, qualified for preferential taxation treatments by providing sufficient employment opportunities to the jobless. Consequently Rmb16,750,000 in taxation was refunded (half of the profit tax paid in 2001) to Shangsan Co during the Period.

Save for the above, the Group has paid taxation at a rate of 33% since January 1, 2002. No Hong Kong profits tax has been provided, as the Group had no taxable profits in Hong Kong during the Period.

	For the six months ended June 30	
	2002	2001
	Rmb'000	Rmb'000
Group:		
Taxation charged	**180,724**	150,122
Taxation refunded/refundable	**(16,750)**	(36,115)
	163,974	114,007
Deferred	**47,477**	46,236
Share of taxation attributable to associates	**3,136**	13,983
Share of deferred taxation attributable to associates	**(2,183)**	1,994
Share of deferred taxation attributable to a jointly-controlled entity	**492**	517
Taxation charged for the period	**212,896**	176,737

6. Dividends

The Directors recommend the payment of an interim dividend of Rmb4.0 cents (approximately HK3.8 cents) (2001: an interim dividend of Rmb3.0 cents (approximately HK2.8 cents)). The recommendation has been set out in the financial statements.

7. Earnings per Share

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the Period of Rmb446,018,000 (for the six months ended June 30, 2001: Rmb367,899,000) and the 4,343,114,500 shares (June 30, 2001: 4,343,114,500 shares) in issue during the Period.

Diluted earnings per share for the period ended June 30, 2002 have not been calculated, as no diluting event occurred during the Period.

8. Fixed Assets

There were no significant changes to the Group's fixed assets during the Period.

9. Trade Receivables

The aging analysis of trade receivables as at June 30, 2002 and the comparative figures of December 31, 2001 are as follows:

	As of June 30, 2002 Rmb'000 Unaudited	As of December 31, 2001 Rmb'000 Audited
Within 1 year	**20,434**	44,918
1 to 2 years	**—**	9,301
2 to 3 years	**—**	—
Total	**20,434**	54,219

The Group allows an average credit period of approximately 180 days to its trade customers.

10. Trade Payables

The aging analysis of trade payables as at June 30, 2002 and the comparative figures of December 31, 2001 are as follows:

	As of June 30, 2002 Rmb'000 Unaudited	As of December 31, 2001 Rmb'000 Audited
Within 1 year	**103,404**	113,793
1 to 2 years	**13,879**	126,796
2 to 3 years	**33,118**	229
Total	**150,401**	240,818

11. Related Party Transactions

The following is a summary of significant related party transactions carried out in the ordinary course of business between the Company, its subsidiaries and certain government bodies during the Period.

Under a reorganization agreement, Zhejiang Provincial High Class Highway Investment Co., Ltd. (Replaced by Zhejiang Communications Investment Group Co., Ltd., "CIG") gave a number of undertakings to the Company, including a non-competition undertaking, a tax indemnity, and an indemnity against losses incurred, which were not expressly transferred to the Company pursuant to the reorganizations and general indemnity provisions against any breach of representation warranty and undertakings contained in the agreement.

11. Related Party Transactions (Cont'd)

On August 20, 2002, the Company entered into a sale and purchase agreement to purchase from CIG a 6.625% equity interest (the "CIG Acquisition") in Shangsan Co for a consideration of Rmb187.62 million (equivalent to approximately HK$177 million)(the "CIG Purchase Consideration") in cash.

CIG is the controlling shareholder of the Company and as such is a connected person of the Company for the purposes of the Listing Rules. Accordingly, the CIG Acquisition constitutes a connected transaction for the Company under rule 14.23 of the Listing Rules. Since the CIG Purchase Consideration represents less than 3% of the book value of the net tangible assets of the Company as disclosed in its latest published audited accounts, no shareholder approval is required under rule 14.25 of the Listing Rules.

12. Approval of Financial Statements

The financial statements were approved by the board of directors on August 19, 2002.

Appendix I Corporate Information

Executive Directors

Geng Xiaoping
Fang Yunti
Zhang Jingzhong
Xuan Daoguang

Non-Executive Directors

Zhang Yang
Zhang Chunming

Independent Non-Executive Directors

Hu Hung Lick, Henry
Tung Chee Chen
Zhang Junsheng

Supervisors

Ma Kehua
Ni Ciyun
Lu Fan
Sun Xiaoxia
Zheng Qihua

Company Secretary

Jiang Wenyao

Authorised Representatives

Geng Xiaoping
Zhang Jingzhong

Statutory Address

19/F, Zhejiang World Trade Centre
15 Shuguang Road
Hangzhou City, Zhejiang Province
PRC 310007

Tel: 86-571-8798 5588
Fax: 86-571-8798 5599

Representative Office in Hong Kong

Suite 2910
29/F, Bank of America Tower
12 Harcourt Road
Hong Kong

Tel: 852-2537 4295
Fax: 852-2537 4293

Legal Advisers

As to Hong Kong law:
Herbert Smith
23rd Floor, Gloucester Tower
11 Pedder Street, Central
Hong Kong

As to English and US law:
Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom

As to PRC law:
T & C Law Firm
18/F, Block A
100 Moganshan Road
Yaojiang International Building
Hangzhou, Zhejiang
PRC

Appendix I Corporate Information (Cont'd)

Auditors and Reporting Accountants

Ernst & Young
Certified Public Accountants
15th Floor
Hutchison House
10 Harcourt Road, Central
Hong Kong

Joint Financial Advisors

Credit Agricole Indosuez
44th Floor
One Exchange Square, Central
Hong Kong

Cazenove Asia Limited
5001, One Exchange Square
8 Connaught Place, Central
Hong Kong

Corporate Broker in the United Kingdom

Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN
United Kingdom

Investor Relations Consultant

Rikes Communications Limited
Room 701, Wanchai Central Building
89 Lockhart Road, Wanchai
Hong Kong

Tel: 852-2520 2201
Fax: 852-2520 2241

Paying Agent for London Listing

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex
BN99 6DA
United Kingdom

Principal Bankers

Bank of China, Zhejiang Branch
Industrial and Commercial Bank of China, Zhejiang Branch
Agriculture Bank of China, Zhejiang Branch
Shanghai Pudong Development Bank, Hangzhou Branch

H Share Registrar and Transfer Office

Hong Kong Registrars Limited
Room 1901-1905
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

H Shares Listing Information

The Stock Exchange of Hong Kong Limited
Code: 0576

London Stock Exchange plc
Code: ZHEH

ADRs Information

US Exchange: OTC
Symbol: ZHEXY
CUSIP: 98951A100

Appendix II Corporate Structure of the Group



Holders of H Shares
Communications Investment Group
Huajian
33.01%
56.01%
10.98%
Zhejiang Expressway Co., Ltd.
99.993%
51%
71.625%*
70%
50%
50%
27.582%
Jiaxing Co
Yuhang Co
Shangsan Co
Advertising Co
Shida Co
Petroleum Co
JoinHands Technology
100%
100%
Jiaxing Section
88.1 km
Yuhang Section
11.1 km
Hangzhou Section
3.4 km
Hangzhou - Ningbo Expressway
145.0 km
Shangsan Expressway
142.0 km
Advertising
Shida Road
9.45 km
Operation of gas stations and sale of petroleum related products
Development and application of computer technologies
Shanghai - Hangzhou Expressway
102.6 km
subsidiary
associate
jointly-controlled entity

* *As of the date of printing of this document*

APPENDIX III FINANCIAL HIGHLIGHTS


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,723
1,189
1,050
996
754
655
599
457
291
Turnover (Rmb million)
1998
1999
2000
2001
2002
Annual
Interim


800
700
600
500
400
300
200
100
0
761
636
548
446
404
368
315
239
164
Net Profit (Rmb million)
1998
1999
2000
2001
2002
Annual
Interim


20
18
16
14
12
10
8
6
4
2
0
17.51
14.64
12.62
10.3
9.31
8.5
7.3
5.5
3.8
EPS (Rmb cents)
1998
1999
2000
2001
2002
Annual
Interim


9
8
7
6
5
4
3
2
1
0
8.19
7.10
6.50
4.97
4.7
4.1
3.5
2.8
2.0
ROE (%)
1998
1999
2000
2001
2002
Annual
Interim

Appendix IV Location Map of Expressways Operated by the Group



Shangsan Expressway Panlongling Tunnel No.1 & No.2



Shanghai-Hangzhou-Ningbo Expressway
Qianjiang er Qiao


Suzhou
Taihu Lake
JIANGSU PROVINCE
SHANGHA
To Nanjing
104
ANHUI PROVINCE
318
Huzhou
318
To Suzhou
To Shanghai
Jiaxing
104
SHIDA ROAD
HANGZHOU SECTION
320
JIAXING SECTION
SHANGH
Hangzhou
YUHANG SECTION
Qiantang River
HANGZHOU — NINGBO EXPR
104
Shaoxing
320
Cao'e River
ZHEJIANG PROVINCE
104
SHANGSAN EXPRESSWAY
Jinhua
330
Linjiang River


Shanghai
MUNICIPALITY
Hangzhou Bay
ZHOUSHAN ARCHIPELAGOES
EAST CHINA SEA
Zhoushan
Ningbo
329
Taizhou
LEGEND
COMPLETED
PLANNED
EXPRESSWAY OPERATED BY THE GROUP
COMPLETED
PLANNED
EXPRESSWAY OPERATED BY OTHERS
NATIONAL ROAD
SERVICE AREA
TOLL STATION
0
20KM
40KM



Shangsan Expressway



Shanghai-Hangzhou Expressway Jiaxing Section

附錄三　財務摘要



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,723
1,050
1,189
996
754
655
599
457
291
營業額（人民幣百萬元）
1998
1999
2000
2001
2002
年度
中期



800
700
600
500
400
300
200
100
0
761
636
548
446
404
368
315
239
164
純利（人民幣百萬元）
1998
1999
2000
2001
2002
年度
中期



20
18
16
14
12
10
8
6
4
2
0
17.51
14.64
12.62
9.31
10.3
8.5
7.3
5.5
3.8
每股盈利（人民幣分）
1998
1999
2000
2001
2002
年度
中期



9
8
7
6
5
4
3
2
1
0
8.19
7.10
6.50
4.97
4.7
4.1
3.5
2.8
2.0
股本回報率 (%)
1998
1999
2000
2001
2002
年度
中期

附錄二　集團架構圖



H股股東
交通投資集團*
華建
33.01%
56.01%
10.98%
浙江滬杭甬高速公路股份有限公司
99.993%
51%
71.625%*
70%
50%
50%
27.582%
嘉興公司
余杭公司
上三公司
廣告公司
石大公司
石油公司
中恒科技
100%
100%
嘉興段
88.1公里
余杭段
11.1公里
杭州段
3.4公里
杭甬高速
公路
145.0公里
上三高速
公路
142.0公里
廣告
石大綫
9.45公里
經營加油站
及出售石油
相關產品
電腦技術的
開發與應用
滬杭高速公路
102.6公里
附屬公司
聯營公司
合營公司

* 於本報告印刷之日

附錄一 公司資料（續）

核數師兼申報會計師
安永會計師事務所
執業會計師
香港
中環夏慤道10號
和記大廈
15樓

共同財務顧問
東方滙理銀行
香港
中環交易廣場一期
44樓

嘉誠亞洲有限公司
香港
中環交易廣場一座
5001室

倫敦法定券商
Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN
United Kingdom

投資者關係顧問
緯思企業傳訊有限公司
香港
灣仔駱克道89號
灣仔中匯大廈701室

電話：852-2520 2201
傳真：852-2520 2241

倫敦上市付款代理人
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex
BN99 6DA
United Kingdom

主要往來銀行
中國銀行浙江分行
中國工商銀行浙江分行
中國農業銀行浙江分行
上海浦東發展銀行杭州分行

H股股份過戶及登記處
香港證券登記有限公司
香港
皇后大道東183號
合和中心19樓
1901至1905室

H股上市資料
香港聯合交易所有限公司
代號：0576

倫敦證券股票交易所
代號：ZHEH

美國預託證券資料
美國交易所：櫃枱交易(OTC)
代碼：ZHEXY
CUSIP編號：98951A100

附錄一　公司資料

執行董事

耿小平
方雲梯
章靖忠
宣道光

非執行董事

張揚
張春鳴

獨立非執行董事

胡鴻烈
董建成
張浚生

監事

馬克華
倪慈雲
呂凡
孫笑俠
鄭啟華

公司秘書

姜文耀

授權代表

耿小平
章靖忠

法定地址

中國
浙江省杭州市
曙光路15號
浙江世貿大廈19樓
(310007)

電話：86-571-8798 5588
傳真：86-571-8798 5599

香港辦事處

香港
夏慤道12號
美國銀行中心29樓
2910室

電話：852-2537 4295
傳真：852-2537 4293

法律顧問

香港法律：

史密夫律師事務所
香港
中環畢打街11號
告羅士打大廈23樓

英國及美國法律：

史密夫律師事務所
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom

中國法律：

天冊律師事務所
中國
浙江杭州
莫干山路100號
耀江國際大廈
A座18層

11、關連方交易（續）

本公司於2002年8月20日訂立買賣協議，向交通投資集團收購上三公司6.625%股本權益（「交通投資集團收購事項」），代價為現金人民幣187,620,000元（折合港幣約為177,000,000元）（「交通投資集團收購代價」）。

交通投資集團是本公司的控股股東，就《上市規則》而言，屬本公司的關連人士。因此，根據《上市規則》第14.23條，交通投資集團的收購事項構成本公司的關連交易。由於交通投資集團的收購代價佔本公司最近期公佈的經審核賬目所披露的賬面有形資產淨值不足3%，根據《上市規則》第14.25條，交通投資集團收購事項無需股東批准。

12、財務報表之核准

本財務報表已經董事會於2002年8月19日核准。

10、應付賬款

於2002年6月30日應付賬款之賬齡及於2001年12月31日之比較數字如下：

	於2002年6月30日 人民幣千元 未經審計	於2001年12月31日 人民幣千元 經審計
一年以內	**103,404**	113,793
一至二年	**13,879**	126,796
二至三年	**33,118**	229
合計	**150,401**	240,818

11、關連方交易

以下為本公司、其附屬公司及若干政府部門於本期內日常經營業務過程中進行的主要關聯方交易概要。

根據重組協議，浙江省高等級公路投資有限公司(現已被浙江省交通投資集團有限公司「交通投資集團」取代)，已向本公司作出多項承諾，其中包括：不競爭承諾、稅項賠償保證及虧損(並未根據重組協議明確轉讓予本公司者)賠償保證，並已就違反協議所載任何聲明、保證及承諾作出一般賠償保證。

7、每股盈利

基本每股盈利乃按該期間內股東應佔來自日常經營業務之淨利人民幣446,018,000元（截止2001年6月30日止6個月：人民幣367,899,000元）及該期間內已發行股份4,343,114,500股（2001年6月30日：4,343,114,500股）計算。

由於該等期間並無產生任何攤薄事項，故此並無予以計算截至2002年6月30日止期間之攤薄每股盈利。

8、固定資產

本期內，固定資產並無重大變化。

9、應收帳款

於2002年6月30日應收賬款之賬齡及於2001年12月31日之比較數字如下：

	於2002年6月30日 **人民幣千元** **未經審計**	於2001年12月31日 人民幣千元 經審計
一年以內	**20,434**	44,918
一至二年	**—**	9,301
二至三年	**—**	—
合計	**20,434**	54,219

本集團之平均信用期約為180天。

5、稅項

根據有關國家稅務法規，浙江上三高速公路有限公司（「上三公司」），一家由本公司擁有63%之權益的附屬公司，合乎資格享受「安置待業人員的新辦城鎮勞動企業」相應之稅務優惠政策，因此上三公司2001年所繳所得稅的一半計人民幣16,750,000元於該期間內獲得退回。

除此外，本集團自2002年1月1日起，均按33%稅率繳付企業所得稅。本集團於本報告期內並無應課香港利得稅之收入，故在賬目中並無就香港利得稅作出撥備。

	截至6月30日止之6個月	
	2002年	2001年
	人民幣千元	人民幣千元
集團：		
應收取之稅項	**180,724**	150,122
已退／可退回之稅項	**(16,750)**	(36,115)
	163,974	114,007
遞延	**47,477**	46,236
應佔聯營公司之稅項	**3,136**	13,983
應佔聯營公司之遞延稅項	**(2,183)**	1,994
應佔合營公司之遞延稅項	**492**	517
該期間之稅項開支	**212,896**	176,737

6、股息

董事建議派發中期股息每股人民幣4.0分（折合港幣約3.8仙）（2001年中期：每股人民幣3.0分（折合港幣2.8仙））。該建議已載於該等財務報表中。

簡要財務報表附註（續）

3、其他收益

	截至6月30日止之6個月	
	2002年	2001年
	人民幣千元	人民幣千元
短期投資收益	**37,382**	74,819
利息收入	**7,147**	29,848
租金收入	**4,351**	1,809
拖車收入	**4,620**	4,039
滙兑收益	**1,962**	53,172
其他*	**9,929**	6,752
合計	**65,392**	170,439

* 包括來自加油及其它商品銷售等各項服務區之其他收益

4、來自經營業務之溢利

本集團來自經營業務之溢利乃扣除下列各項後得出：

	截至6月30日止之6個月	
	2002年	2001年
	人民幣千元	人民幣千元
折舊	**109,288**	96,879
高速公路經營權攤銷	**4,350**	4,350
商譽攤銷	**5,481**	1,246
員工成本	**31,833**	32,420

2、營業額及分類資料

於該期間內，本集團主要業務並無改變。經營業績按主要業務劃分概要如下：

	截至6月30日止之6個月			
	2002		2001	
	營業額	**溢利貢獻**	營業額	溢利貢獻
	人民幣千元	**人民幣千元**	人民幣千元	人民幣千元
按業務分類				
通行費	**963,081**	**764,022**	740,122	583,696
廣告	**11,547**	**5,675**	9,444	6,563
服務區	**21,355**	**6,005**	4,547	1,460
	995,983	**775,702**	754,113	591,719
其他收益		**65,392**		170,439
行政開支		**(28,091)**		(25,981)
其他經營開支		**(20,671)**		(9,978)
來自經營業務之溢利		**792,333**		726,199

於該期間內，本集團全部營業額及來自經營業務之溢利均來自中國浙江省，因此，並無按地區劃分之營業額及經營業務之溢利的進一步分析。

簡要財務報表附註

1、會計政策

本簡明綜合中期財務報表乃根據香港會計實務公告(SSAP)第二十五條「中期財務報告」及香港聯合交易所有限公司證券上市規則《上市規則》附錄十六之有關披露規定而編制的。所運用的會計政策及編制基礎，除SSAP1(修改稿)和SSAP15(修改稿)以外，與截止2001年12月31日止年度之財務報表所適用者完全一致。

本集團在本次中期報告期間首次應用SSAP1(修改稿)和SSAP15(修改稿)。因此，我們在此呈報一份簡要股本權益變動表，並將截至2001年6月30日止之6個月的簡要合併現金流量表比較數字重列，以達致SSAP的相關要求。

簡要股本權益變動表
（未經審計）

截至2002年6月30日止之6個月

	股本	股份溢價賬	資本／(商譽)儲備金	公積金	法定盈餘法定公益金	留存收益	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於2002年1月1日	**4,343,115**	**3,645,726**	**(352,860)**	**415,298**	**190,764**	**743,020**	**8,985,063**
本期淨利潤	—	—	—	—	—	**446,018**	**446,018**
轉撥自／(入)儲備	—	—	—	—	—	—	—
擬派中期股息	—	—	—	—	—	**(173,725)**	**(173,725)**
於2002年6月30日	**4,343,115**	**3,645,726**	**(352,860)**	**415,298**	**190,764**	**1,015,313**	**9,257,356**

截至2001年6月30日止之6個月

	股本	股份溢價賬	資本／(商譽)儲備金	公積金	法定盈餘法定公益金	留存收益	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於2001年1月1日	4,343,115	3,645,082	(352,860)	285,031	128,002	609,747	8,658,117
本期淨利潤	—	—	—	—	—	367,899	367,899
轉撥自／(入)儲備	—	—	—	2,424	—	(2,424)	—
擬派中期股息	—	—	—	—	—	(130,293)	(130,293)
於2001年6月30日	4,343,115	3,645,082	(352,860)	287,455	128,002	844,929	8,895,723

簡要合併現金流量表
(未經審計)

	截至6月30日止之6個月	
	2002	2001
	人民幣千元	人民幣千元 (重列)
經營業務之現金流入淨額	**908,918**	686,024
已付稅金及獲退稅淨額	**(214,900)**	(120,588)
投資活動之現金流出淨額	**(518,523)**	(443,738)
融資活動前之現金流入淨額	**175,495**	121,698
融資活動之現金流入淨額	**(146,896)**	(30,259)
現金及現金等價物之增加淨額	**28,599**	91,439
於期初之現金及現金等價物	**739,926**	1,323,513
滙兑收益淨額	**1,299**	53,172
於期末之現金及現金等價物	**769,824**	1,468,124
現金及現金等價物分析		
現金及銀行存款餘額	**415,478**	377,227
於原預定到期日少於三個月之定期存款	**354,346**	1,090,897
	769,824	1,468,124

簡要合併資產負債表（續）

	附註	於2002年 6月30日 人民幣千元 未經審計	於2001年 12月31日 人民幣千元 經審計
非流動負債			
附息之銀行及其他貸款		**1,374,873**	1,208,231
長期債券		**200,000**	200,000
其他長期負債		**12,474**	8,694
遞延税項		**179,010**	131,533
		1,766,356	1,548,458
少數股東權益		**1,103,493**	1,502,629
		9,431,081	9,289,081
資本與儲備			
已發行股本		**4,343,115**	4,343,115
儲備		**4,914,241**	4,641,948
建議中期股息		**173,725**	304,018
		9,431,081	9,289,081

簡要合併資產負債表

	附註	於2002年 6月30日 人民幣千元 未經審計	於2001年 12月31日 人民幣千元 經審計
非流動資產			
固定資產	8	**12,013,659**	12,031,012
於合營公司之權益		**54,146**	54,082
於聯營公司之權益		**158,116**	156,909
高速公路經營權		**218,056**	223,345
長期投資		**32,834**	32,867
長期應收款		**10,320**	9,030
商譽		**103,022**	19,810
		12,590,152	12,527,055
流動資產			
短期投資		**1,077,980**	1,012,186
存貨		**2,667**	1,274
應收賬款	9	**20,434**	54,219
其他應收款		**53,875**	63,778
現金及現金等價物		**862,290**	819,026
		2,017,246	1,950,483
流動負債			
應付賬款	10	**150,401**	240,818
應繳所得税		**171,235**	95,229
其他應繳款項		**5,379**	23,219
其他應付款及應計款項		**239,743**	157,326
附息之銀行及其他借貸		**1,739,710**	1,620,778
		2,306,468	2,137,370
淨流動負債		**(289,222)**	(186,887)
總資產減流動負債		**12,300,930**	12,340,168

簡要合併損益表
(未經審計)

	附註	截至6月30日止之6個月 2002 人民幣千元	2001 人民幣千元
營業額	2	**995,983**	754,113
經營成本		**(220,281)**	(162,394)
溢利總額		**775,702**	591,719
其他收益	3	**65,392**	170,439
行政開支		**(28,091)**	(25,981)
其他經營開支		**(20,671)**	(9,978)
來自經營業務之溢利	2、4	**792,333**	726,199
融資成本		**(83,544)**	(141,914)
佔聯營公司溢利		**2,791**	16,627
佔合營公司溢利		**630**	(1,151)
除税前溢利		**712,210**	599,761
税項	5	**(212,896)**	(176,737)
未除少數股東損益前之溢利		**499,314**	423,024
少數股東損益		**(53,296)**	(55,125)
股東應佔來自日常業務之純利		**446,018**	367,899
轉撥儲備		**—**	2,424
中期股息	6	**173,725**	130,293
每股盈利(人民幣分)	7	**10.3**	8.5

主要股東

於2002年6月30日，按本公司根據披露權益條例第16(1)條所存置的股東股份權益名冊所載，擁有本公司股本10%或以上的股東如下：

本集團之主要股東

名稱	股份數目	百分比
浙江省交通投資集團有限公司	2,432,500,000 (內資股)	56.01%
華建交通經濟開發中心	476,760,000 (內資股)	10.98%
香港中央結算(代理人)有限公司	1,407,842,499股 (H股)	32.42%

除上文所披露者外，概無人士登記擁有本公司股本權益而須根據披露權益條例第16(1)條的規定作出記錄。

遵守最佳應用守則

於該期間內，本公司未能舉行一次全體董事會會議。除此以外，本公司董事概無知曉任何有合理迹象顯示本公司在現時或在本期間任何時間內未能遵守香港聯交所證券上市規則附錄14之《最佳應用守則》的情況。

致謝

本人謹向由總經理方雲梯先生領導下的新管理團隊所取得的優異成績表示祝賀，並向本公司全體員工就他們所作出的貢獻及對新管理團隊的支持表示感謝。

承董事會命
耿小平
董事長

杭州，2002年8月20日

權益及其它事項披露

設立一級美國預托證券計劃

於2002年2月14日，由本公司保薦，基於本公司的H股，並由紐約銀行任保管人的一項一級美國預托證券計劃在美國設立和生效。以美國預托證券為據的美國預托股，其每股代表着30股預托的本公司H股。該等美國預托股在美國的場外交易市場進行交易。

購回、出售或贖回本公司的股票

於該期間內，本公司及其任何一家附屬公司都未曾購回、出售或贖回本公司的任何股票。

董事和監事持股情況

根據香港法例第396章證券（權益披露）條例（「權益披露條例」）第29條相關規定而設置的股東名冊或根據「上市公司董事證券交易模範條例」給予本公司和香港聯合交易所有限公司（「香港聯交所」）的通知所示，於2002年6月30日，本公司董事、總裁、監事或其關連人士概無擁有任何於本公司或其任何一個相關法團（定義見權益披露條例）的股本權益。

於該期間內，本公司及其任何一家附屬公司概無作出任何安排，以致本公司董事、總裁、監事或其配偶、18歲以下子女可以購買本公司或其任何一個相關法團（定義見權益披露條例）的股本或債務權益。於該期間內，本公司未有向任何人士提供本公司股本或債務權益的認購權。

前景展望

有鑒於浙江省及其鄰近地區經濟持續快速增長的前景看好，董事預期本集團所經營各高速公路車流量的強勁增長勢頭將可以在下半年得到持續。

由於滬杭甬高速公路部份路段投入營運已經超過六年，根據本公司的養護工程計劃，本公司將從今年下半年開始直至明年，對這些路段進行一次主要的路面罩面施工。就今年將會施行罩面的高速公路相關路段而言，所需費用約為人民幣15,500萬元。儘管罩面工程在實施過程中可能會帶來一些不便，但是預期其本身並不會給正常的車輛通行造成顯著阻礙。

臨近年底，浙江省內更多的高速公路按計劃將可以建成通車。雖然杭州市繞城公路東段的開通預計將會對滬杭甬高速公路的余杭段和杭州段車流量造成一定程度上的分流，但是其它更多高速公路的開通預計將會強化網絡效應，從而進一步促進本集團所經營各高速公路車流量的增長。

針對高速公路服務區的配套服務需求日見增強，特別是在拓寬工程竣工以後，本公司計劃擴展其在高速公路沿線的配套業務，以抓住快速增長車流量所帶來的潛在機遇，從而進一步提高這些高速公路的回報。

或有負債及資產抵押

除本公司為一家合營公司，石大公司，提供人民幣30,000,000元的商業銀行貸款（期限為2001年9月至2007年9月）擔保外，於2002年6月30日，本集團並無任何其他資產對外抵押或擔保。

匯率風險

本集團外幣負債主要是從世界銀行借入的用於建設滬杭高速公路浙江段的美元借款，共計約美元113,000,000元。此外，本公司用港幣支付H股的股息。

本集團目前擁有美元26,570,000元的外幣存款，用於抵沖外滙風險。儘管本集團的外幣債務已比上年同期大幅度減少，人民幣滙率穩中有升，董事認為本集團並無任何重大外滙風險，但不能保證外滙風險不會對集團的經營業績產生影響。

人力資源

於該期間內，本集團所僱用的員工人數及本集團的薪酬、獎勵和培訓政策均沒有發生顯著變化。

財務分析（續）

資本開支：承諾與履行

於2002年6月30日，本集團和本公司為滬杭甬高速公路拓寬、完成上三高速公路餘下工程，以及收購附屬公司進一步權益等項目而計劃的2002年及以後的資本開支承諾分別為人民幣3,029,800,000元和人民幣2,509,100,000元。根據相關項目的資本開支進度，於該期間內共有人民幣636,800,000元的資本開支得到履行。

	於2002年6月30日	
資本開支承諾詳情	**本集團**	**本公司**
	人民幣百萬元	**人民幣百萬元**
滬杭甬高速公路拓寬一期	273.6	273.6
滬杭甬高速公路拓寬二期	1055.0	1055.0
進一步收購上三公司18.4%權益	485.0	485.0
上三高速公路餘下工程	485.3	
滬杭高速公路第11合同	35.4	
收購上三公司額外股權	302.8	302.8
收購嘉興公司額外股權	387.0	387.0
其他	5.7	5.7
合計	3,029.8	2,509.1

財務分析(續)

借款與償債能力(續)

於該期間內，人民銀行再次下調國內商業銀行貸款利率，使本集團的商業銀行借款利率下調至4.54%至4.94%之間，平均利率為4.60%；世界銀行美元貸款利率受LIBOR利率浮動的影響下降至5.01%；此外，本集團的企業債券和政府貸款利率與2001年情形相比，並無變化。

於該期間內，利息開支約為人民幣83,544,000元，相對於除息及税前的盈利約人民幣795,754,000元，盈利對利息倍數(未扣除税息前利潤／利息費用)為9.5(2001年同期：5.0)。

資本結構

與2001年底相比，集團的資本結構和槓杆比率並無重大變化。隨著集團滬杭甬高速公路拓寬車道工程的順利進展及其他資本開支承諾的履行，集團將合理利用目前的債務融資空間，改善集團的現有資本結構，降低集團的資本成本。

財務資源（續）

此外，境內商業銀行給予本集團額度為人民幣30.5億元信用授信。截至2002年6月30日止，本集團尚有備用的授信額度約人民幣12億元。

在可預見的未來，董事預期將不會出現任何資金流動性方面的問題。

借款與償債能力

由於在2001年7月公司提前歸還了世界銀行貸款，本集團附息之銀行借款在品種組合結構上發生了變化。截至2002年6月30日，浮動利率借款為人民幣911,983,000元，相對2001年底減少2.5%；固定利率借款為人民幣2,402,600,000元，相對2001年底增加14.8%。

	附息借款到期情況			
	總額 人民幣千元	到期1年以內 人民幣千元	到期2-5年 人民幣千元	到期5年以上 人民幣千元
浮動利率				
世界銀行貸款	911,983	42,710	353,610	515,663
固定利率				
商業銀行貸款	1,970,000	1,670,000	300,000	
企業債券	200,000		200,000	
政府貸款	232,600	27,000	200,800	4,800
於2002年6月30日合計	3,314,583	1,739,710	1,054,410	520,463
於2001年12月31日合計	3,029,009	1,620,778	842,492	565,739

財務資源

於2002年6月30日，本集團共持有人民幣1,940,270,000元等值的現金及現金等價物、定期存款及短期投資。其中，21.4%為現金及現金等價物，23.0%為定期存款，55.6%為短期投資。

	於2002年6月30日 人民幣千元	於2001年12月31日 人民幣千元
現金及現金等價物	**415,478**	434,771
人民幣	**412,529**	365,110
美元等價物	**2,566**	7,393
歐元等價物	**377**	56,991
港元等價物	**6**	5,277
定期存款	**446,812**	384,255
人民幣	**229,850**	260,579
美元等價物	**204,916**	92,731
歐元等價物	**0**	24,259
港元等價物	**12,046**	6,686
短期投資	**1,077,980**	1,012,186
人民幣	**1,077,980**	1,012,186
合計	**1,940,270**	1,831,212
人民幣	**1,720,359**	1,637,875
美元等價物	**207,482**	100,124
歐元等價物	**377**	81,250
港元等價物	**12,052**	11,963

於該期間內，本集團人民幣、美元、歐元、港元銀行存款的平均利率分別約為1.1%、3.4%、0.7%及1.5%；短期投資平均收益率約為7.6%。

財務分析（續）

財務收益

財務收益是本集團主要運用財務管理手段對資金進行效益管理取得的資金增值收益，具體包括利息收入、滙兑收益、短期投資收益等。

集團目前擁有的美元、歐元，港元等外幣，全部以銀行存款的形式存放於各商業銀行。由於在2001年7月本公司利用自有美元提前歸還了杭甬高速公路之世界銀行貸款，本公司現金及現金等價物大額減少，加之美元利率的下調，於該期間內集團利息收入大幅度減少。

作為集團進行現金管理的一個手段，上半年集團在短期投資策略上更傾向於現金風險的控制，將近90%的現金以國債及企業債券的形式存放，減少了對證券投資基金的持有量，但收益亦比過往年度有明顯的下降。

	截至6月30日止之6個月	
	2002	2001
	人民幣千元	人民幣千元
利息收入	**7,147**	29,848
短期投資收益	**37,382**	74,819
滙兑收益	**1,962**	53,172*
合計	**46,491**	157,839

* 因在2001年7月提前歸還一筆世界銀行貸款，從而在2001年獲得了一筆金額較大的滙兑收益，此項為一次性收益。

財務分析

於該期間內，本公司的財政政策沒有發生顯著變化。

每股盈利

自上市以來，本公司的每股盈利(股東可分配利潤／已發行股份數)已連續5年獲得10%以上的增長率。隨著集團擁有的核心資產滬杭甬高速公路及上三高速公路的盈利能力進一步加強，於該期間內每股盈利達到了人民幣10.3分，相對2001年同期增長21.2%。

股本回報率

股本回報率(股東可分配利潤／股東權益)是衡量本集團股東投資回報率的重要指標，追求股本回報的最大化一直以來是本集團優先考慮的重要目標。於該期間內，本集團股本回報率為4.7%，相對2001年同期增長0.6個百分點。

作為最直接反映本集團業績表現的指標，董事認為，保持每股盈利和股本回報率的穩定增長是回報股東的最好方式。

業務回顧（續）

拓寬工程

截至2002年6月底，滬杭甬高速公路約44公里長的第一期拓寬工程進展相對原計劃略有提前。其中，有兩段各長2公里的試驗路段已經完成拓寬，並在2002年6月18日開通營運。由於施工均控制在高速公路兩側通車路面以外進行，其對通行車輛所帶來的影響微乎其微。

總長約40公里的第二期拓寬工程的準備工作已經展開，並預期將可在年底以前開工。第二期拓寬工程的預算約為人民幣105,500萬元。

有鑒於本公司為第一期和第二期拓寬工程募集資金而打算向公眾發行內資普通股的計劃沒有落實，董事準備通過尋求其它融資渠道來籌集拓寬工程所需資金，並會在債務融資和股本融資間優先考慮債務融資。

業務回顧（續）

其它業務

本集團所經營各高速公路車流量的快速增長為設在高速公路兩旁的服務區帶來了更多的服務需求。於該期間內，由本集團經營的五個服務區合共實現營業額人民幣3,055 萬元，相對2001年同期增長188.8%；實現淨利潤達人民幣494萬元，同比增長達171.8%。

受到中國加入世貿組織所帶來的機遇和挑戰的雙重影響，浙江高速石油發展有限公司，一家本公司持有50%權益的聯營公司，在其石油產品零售業務得到增長的同時，批發業務鋭減。於該期間內，營業額約為人民幣30,163萬元，實現淨利潤為人民幣297萬元，同比增長 212.1%。

除繼續在滬杭甬高速公路沿線設立廣告牌之外，浙江高速廣告有限責任公司，一家本公司持有70%權益的附屬公司，開始在上三高速公路沿線開展業務，並預期下半年將會進一步擴展相關業務。於該期間內，營業額約為人民幣1,081萬元，而由於維修費用上升及毛利率下降的因素，淨利潤為人民幣265萬元，同比下降了33.3%。

中恒世紀科技實業股份有限公司，一家本公司持有27.58%權益的聯營公司，將其技術專長進一步擴展到物流中心的設計和諮詢服務領域。來自POS機的生產和銷售，以及其二維條碼技術在煙草和電力行業應用所產生的營業額為人民幣854萬元，淨利潤達人民幣46萬元，同比下降 20.9%。

業務回顧

在浙江省自1997年亞洲金融風暴以來最高幅度一次經濟增長(GDP增幅達12%)的驅動下，本集團營業額於該期間內大幅增長32.1%，達到人民幣995,983,000元。同期股東應佔來自日常業務之純利增長21.2%，達到人民幣446,018,000元。

作為本集團核心業務的收費公路全部位於浙江省境內，並仍為本集團的主要收入來源。於該期間內，本集團營業額中96.7%來自於收費公路業務。

收費公路業務

受惠於強勁的地區經濟增長、日益完善的高速公路網絡，私人購買小轎車的強勁增長，以及本公司有效的管理措施等因素，本公司於該期間內實現通行費收入人民幣1,016,459,000元，同比增長達30.3%。

在兩條主要高速公路項目中，全長248公里的滬杭甬高速公路，其平均每日全程車流量和通行費收入分別增長20.5%和28.0%；全長142公里的上三高速公路，其平均每日全程車流量和通行費收入則分別增長達37.4%和40.3%。

於2001年中開始執行的一項新的車輛分類政策，在2002年上半年繼續使得通行費收入的增長幅度領先於車流量的增長幅度。該項新的車輛分類政策旨在使較大型車輛以免被歸類為較小型車輛而相應少繳通行費。

作為本集團旗下各高速公路中最新建成通車的一條高速公路，上三高速公路在通行費收入和車流量上均錄得最高的增長幅度。除了比較基準較低這一因素以外，覆蓋全省的聯網收費系統也促進了高速公路網絡效應的發揮。

滬杭甬高速公路嘉興段的車流量增長亦得益於從平行國道的分流，特別是較大型車輛。這些車輛因為部份平行國道在今年上半年提高了通行費收費標準而改走高速公路。

杭州市繞城公路北段於今年年初的建成通車使得長度為9.45公里的石大線車流量和通行費收入均出現大幅度增長，並助使杭州石大公路有限公司(「石大公司」)，一家本公司持有50%權益的合營公司，實現淨利潤人民幣27.6萬元。這是該合營公司自1999年成立以來首次錄得盈利。

2002年中期業績
(未經審計)

浙江滬杭甬高速公路股份有限公司(「本公司」)董事(「董事」)欣然呈報本公司及其附屬公司(統稱「本集團」)根據香港公認會計準則及簡要財務報表附註中附註1所述之呈報基準編制的，截至2002年6月30日止之6個月(「該期間」)未經審計綜合經營業績。

於該期間內，本集團營業額增長32.1%，達到人民幣995,983,000元；股東應佔來自日常業務之純利增長21.2%，達到人民幣446,018,000元。每股盈利為人民幣10.3分，相對2001年同期增長21.2%。本集團於該期間內的整體表現達到了董事的最樂觀預期。

董事建議就該期間派發中期股息每股人民幣4.0分。該項建議尚有待於本公司將在2002年10月15日召開的臨時股東大會批准。

目　　錄

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.



追求卓越 創造價值

2002 中期業績報告